SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K

                                ANNUAL REPORT

                      Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 1994

                            MILLIPORE CORPORATION
        (Name of issuer of the securities held Pursuant to the Plan)

                                80 Ashby Road
                        Bedford, Massachusetts  01730
                 (Address of the principal executive office
                               of the issuer)

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.




                                        MILLIPORE CORPORATION
                                        EMPLOYEES' PARTICIPATION
                                        AND SAVINGS PLAN




                                        BY:/s/Jeffrey D. Gard
                                        Jeffrey D. Gard
                                        Committee for Administration
                                        of the Millipore Corporation
                                        Employees' Participation and
                                        Savings Plan



DATE:     June 28, 1995

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

               For the Years Ended December 31, 1994 and 1993

               MILLIPORE CORPORATION EMPLOYEES' PARTICIPATION
                              AND SAVINGS PLAN

          Index to Financial Statements and Supplemental Schedules




Financial Statements and Exhibits

                                                 Page

Report of Independent Accountants                 F-1


Statements of Net Assets Available for Plan Benefits at
December 31, 1994 and 1993                        F-2


Statement of Changes in Net Assets Available for Plan
Benefits for the year ended December 31, 1994     F-3


Notes to Financial Statements                     F-4 - F-13


Schedule of Assets Held for Investment at
December 31, 1994                                 F-14 - F-15


Schedule of Reportable Transactions for the year
ended December 31, 1994                           F-16


Consent of Independent Accountants                F-17

                      Report of Independent Accountants



To the Trustees of Millipore Corporation
Employees' Participation and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1994 and 1993 and the changes in net assets available for plan benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement of net assets for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Boston, Massachusetts                        Coopers & Lybrand L.L.P.
June 16, 1995

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                         December 31, 1994 and 1993

                                    1994

                    Millipore   Short-Term             Guaranteed
                      Common      Income    Balanced     Income     Equity       Loan
                      Stock        Fund       Fund        Fund       Fund        Fund      Total
                       Fund
Assets
Cash                $      -    $     -    $    -      $    -     $      -    $     -    $    -
Investments, at
fair value:
Common stock of
Millipore
Corporation, 49,886
shares
with a cost of      2,413,235         -         -           -            -         -     2,413,235
$1,802,564
Other Investments      21,381  9,536,291  43,924,441  3,566,108   4,548,472        -    61,596,693

Contributions
receivable:
Participation Plan         -          -    3,474,703        -            -         -     3,474,703
Savings Plan:
Employee              15,456     106,609     102,354     41,042      65,876        -       331,337
contribution
Employer               3,301      33,511      33,344     13,680      21,958        -       105,794
contribution
Dividends and          7,705      43,823     203,080     11,955         662        -       267,225
interest
Loan repayments
receivable            31,422      12,631      42,504      4,510      16,878   2,827,460  2,935,405

Total assets      $2,492,500  $9,732,865 $47,780,426 $3,637,295  $4,653,846  $2,827,460 $71,124,392

Liabilities and Net Assets
 Available for Plan Benefits
Accounts payable
and                 $  8,504    $  2,684  $   46,129 $   34,918    $ 10,579  $       -    $102,814
accrued expenses

Due to Millipore
Corp.                316,738           -          -           -          -           -     316,738


Total liabilities    325,242       2,684      46,129     34,918      10,579          -     419,552

Net assets
available for
 plan benefits     2,167,258   9,730,181  47,734,297  3,602,377   4,643,267  2,827,460  70,704,840

Total liabilities
and net assets
 available for plan$2,492,500 $9,732,865 $47,780,426 $3,637,295  $4,653,846 $2,827,460 $71,124,392
benefits


  The accompanying notes are an integral part of the financial statements.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                         December 31, 1994 and 1993



                                    1993

                    Millipore   Short-Term             Guaranteed
                      Common      Income    Balanced     Income     Equity       Loan
                      Stock        Fund       Fund        Fund       Fund        Fund      Total
                      Fund
Assets

Cash                $      -    $    -     $    -      $    -     $    -      $    -     $    -
Investments, at
fair value:
Common stock of
Millipore
Corporation, 84,068
shares
with a cost of     3,362,720         -          -           -          -           -   3,362,720
$2,714,192
Other Investments     15,393   8,976,434  79,065,170  5,082,654  5,580,384         - 108,720,035


Contributions
receivable:
Participation Plan        -          -     6,799,572        -          -           -   6,799,572
Savings Plan:
Employee              40,333     250,987     171,530     75,738     88,336         -     626,924
contribution
Employer              11,715      70,147      50,580     21,778     25,214         -     179,434
contribution
Dividends and         11,917      57,851     130,109        167        197         -     200,241
interest
Loan repayments
receivable             7,881      68,749      51,371      4,223     15,039  5,922,916  6,070,179

Total assets      $3,449,959 $19,424,168 $86,268,332 $5,184,560 $5,709,170 $5,922,916 $125,959,105


Liabilities and Net Assets
 Available for Plan Benefits
Accounts payable
and                 $  1,050  $    6,786 $    44,892   $    447   $    577    $    -     $ 53,752
 accrued expenses
Total Liabilities      1,050       6,786      44,892        447        577         -       53,752

Net assets
available for plan
 benefits          3,448,909   19,417,382 86,223,440  5,184,113  5,708,593   5,922,916 125,905,353


Total liabilities
and net assets
 available for plan$3,449,959 $19,424,168 $86,268,332 $5,184,560 $5,709,170 $5,922,916 $125,959,105
benefits

  The accompanying notes are an integral part of the financial statements.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                 INFORMATION
                              December 31, 1994

                                    1994

                    Millipore   Short-Term             Guaranteed
                      Common      Income    Balanced     Income     Equity       Loan
                      Stock        Fund       Fund        Fund       Fund        Fund      Total
                       Fund
Investment income:
Dividends on
Millipore          $ 47,679     $     -    $      -    $    -     $    -      $    -     $47,679
  Corporation
  common stock
Investment income         -           -     350,834         -          -           -     350,834
(Note F)
Interest              7,455     677,685           -    194,335    158,649     273,189  1,311,313
Net appreciation /
(depreciation) in
fair value of
 investments        493,445    (448,770)          -          -    (85,654)          -    (40,979)
Total investment    548,579     228,915     350,834    194,335     72,995     273,189  1,668,847
income
Contributions:
Company
contributions:
Participation Plan        -           -   3,474,703          -          -           -  3,474,703
Savings Plan        114,287     512,378     447,651    187,920    287,427           -  1,549,663
Employee Savings
Plan
contributions       452,407   1,597,850   1,675,855    738,526  1,184,553           -  5,649,191
Total contributions 566,694   2,110,228   5,598,209    926,446  1,471,980           - 10,673,557

Advance from        316,738           -           -          -          -           -    316,738
Millipore Corp.

Waters transfers (2,336,230) (8,575,917)(33,197,709)(2,047,512)(2,774,001) (2,639,980)(51,571,349)


Terminations and   (213,193) (2,474,831)(11,210,959)(1,071,317)  (753,788)   (542,363)(16,266,451)
withdrawals

Expenses             (5,890)    (10,026)         -      (3,551)    (2,388)          -     (21,855)
Loans to            (19,554)     (1,575)    36,720      28,249    142,462    (186,302)          -
participants, net
Participant
interfund transfers(138,795)   (963,995)   (66,238)    391,614    777,414           -           -

Net decrease     (1,281,651) (9,687,201)(38,489,143)(1,581,736)(1,065,326) (3,095,456)(55,200,513)


Net assets
available
 for plan benefits3,448,909  19,417,382  86,223,440  5,184,113  5,708,593   5,922,916 125,905,353
at January 1

Net assets
available for plan
 benefits at     $2,167,258 $ 9,730,181 $47,734,297 $3,602,377 $4,643,267  $2,827,460 $70,704,840
December 31


  The accompanying notes are an integral part of the financial statements.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                        Notes to Financial Statements


A.   Description of the Plan

     The Millipore Corporation Employees' Participation and Savings Plan-1994 Restatement (the Plan) covers all U.S. employees who have at least two years continuous service with Millipore Corporation (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan includes a profit participation feature (Participation Plan) and a savings plan feature (Savings Plan). The plan has been amended, effective January 1, 1986, to reduce the eligibility requirements for the Savings Plan from two years to six months. Effective April 1, 1989, eligibility for new hires to participate in the Savings Plan was changed to one year.

     Under the Participation Plan, the Company makes discretionary contributions to the Plan of a percentage of the Company's profits as designated by the Company's Board of Directors. Contributions are allocated to participants' accounts based on participants' compensation during the year for which the contribution is made and are invested in the Balanced Fund. The Participation Plan is integrated with the Retirement Plan for Employees of Millipore Corporation (Retirement
     Plan), a separate plan, which provides guaranteed retirement income levels to the extent such income levels are not provided by the Participation Plan.

     Under the Savings Plan, participants may make voluntary contributions of up to 12% of their eligible compensation. Prior to April 1, 1987 all participants with 10 or more years of service would receive a Company match of 25% of their contributions. Participants with less than 10 years of service would receive a Company match of 25% of their contribution up to 6% of their eligible compensation. Effective April 1, 1987, the Company changed its matching contribution policy for participants with 10 or more years of service -- such participants receive a Company match of 50% of their contribution up to 6% of their eligible compensation.

     Contributions under the Savings Plan and the Company's matching amount may be invested, at the participants' election, in the Balanced Fund, the Short-Term Income Fund, the Equity Fund, the Guaranteed Income Fund or the Millipore Common Stock Fund. Participants are generally allowed to borrow from the Plan the amounts contributed by them and the Company's matching amount.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


A.   Description of the Plan (Continued)

     Borrowings are evidenced by interest bearing promissory notes and are reflected in the Loan Fund net of principal repayments. All interest payments are credited to the participant's account.

     All contributions, and income earned thereon, under both sections of the Plan, are fully and immediately vested. Participants who are 59 1/2 years or older may at any time withdraw amounts contributed by them as well as income earned thereon.

     In the event of a participant's death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned thereon, will be distributed in a lump sum to the participant or beneficiary. Participation Plan contributions in such cases and income earned thereon may be transferred to the Retirement Plan for distribution in accordance with its provisions.

     A detailed description of the Plan is available upon request at the Company's headquarters in Bedford, Massachusetts.

B.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation

     Money market funds are valued at cost, which approximates fair market value. Mutual funds are recorded at their net asset value, which approximates fair market value. Common stocks are valued at the last reported sales price on the last business day of the year if traded on a national securities exchange or the last reported bid price as of the last business day of the year if traded on the over-the-counter market. Insurance contracts are valued at contract value. Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses on sales of securities are based on average cost. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)



B.   Summary of Significant Accounting Policies (Continued)

     Dividend and Interest Income

     Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

     Contributions

     Contributions from the Company under the Participation Plan are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan.

     Payment of Benefits

     Benefits are recorded when paid.

C.   Sale of Waters

     On August 18, 1994, the Company sold its Waters Chromatography Division to Waters Holding, Inc. Pursuant to the sale, the Company transferred its assets from the Plan to the Trust for Waters Employee Investment Plan in the fourth quarter. Transfers for each of the funds are summarized below:

                                           1994
     Millipore Common Stock Fund     $ 2,336,230
     Short-Term Income Fund            8,575,917
     Balanced Fund                    33,197,709
     Guaranteed Income Fund            2,047,512
     Equity Fund                       2,774,001
     Loan Fund                         2,639,980
          Total Waters Transfer      $51,571,349


     The statement of changes in net assets available for plan benefits for the year ended December 31, 1994 includes the operations and earnings for the Waters employees through September 30, 1994, when the assets were transferred. The earnings related to Waters can not be identified on a separate basis.

     Waters participants were not eligible for contributions from the Company in 1994.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)





D.   Investment Programs

     The  Plan's assets are invested among five investment funds and  a  loan
     fund.   The  mix  of investments within each fund is determined  by  the trustees of the Plan.

     Millipore Common Stock Fund:

     This fund's investments consist primarily of Millipore Common Stock.

     Short-Term Income Fund:

     Investments of this fund include fixed income securities of money market funds and mutual funds that are invested solely in United States Treasury Securities.

     Balanced Fund:

     Investments of this fund include money market funds, and mutual funds and are intended to provide a mixture of capital growth and income.

     Guaranteed Income Fund:

     Investments of this fund include a pension group annuity with a fixed rate of interest which is determined annually.

     Equity Fund:

     Investments of this fund include equity mutual funds or convertible bonds.

     Loan Fund:

     This fund consists of amounts borrowed by participants less principal repayments. Loans to participants are reflected as an increase in Loan Fund equity and as a decrease in the equity of the investment fund from which the loan was made. Repayments, conversely, reduce loan fund equity and increase the respective investment fund's equity. Interest paid to the Plan on loans to participants is credited to the borrower's account in the investment fund to which repayments are allocated.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)

D.   Investment Programs (Continued)

Millipore Common Stock Fund
The Millipore Common Stock Fund's investments at December 31, 1994 and 1993 are summarized as follows:

                        - 1994 -------------    - 1993 -------------

                          Cost       Fair         Cost       Fair
                                    Value                    Value
Short-term investments  $ 21,381    $21,381       $15,393    $15,393

Common stocks          1,802,564  2,413,235     2,714,192  3,362,720
 Total investments    $1,823,945 $2,434,616    $2,729,585 $3,378,113



Short-Term Income Fund
The Short Term Income Fund's investments at December 31, 1994 and 1993 are summarized as follows:


                        - 1994 -------------    - 1993 -------------

                          Cost       Fair         Cost       Fair
                                    Value                    Value
Total short-term      $9,778,157  $9,536,291  $18,882,630   $18,976,434
investments


Balanced Fund
The Balanced Fund's investments at December 31, 1994 and 1993 are summarized as follows:

                        - 1994 -------------    - 1993 -------------

                          Cost       Fair         Cost       Fair
                                    Value                    Value
Short-term investments  $45,126,351 $44,493,401  $72,767,753 $72,654,193


Mutual funds              5,335,849   5,670,989    9,927,870  12,120,578


 Total investments      $50,462,200 $50,164,390  $82,695,623 $84,774,771

Less:  Retirement Plan   (6,276,993) (6,239,949)  (5,569,550) (5,709,601)


    Net Investments     $44,185,207 $43,924,441  $77,126,073 $79,065,170


Guaranteed Income Fund
The Guaranteed Income Fund's investments at December 31, 1994 and 1993 are summarized as follows:
                        - 1994 -------------    - 1993--------------

                          Cost     Contract       Cost     Contract
                                    Value                    Value
Short-term investments  $ 85,450    $85,450       $ 1,589    $ 1,589
Insurance contracts    3,480,658  3,480,658     5,081,065  5,081,065
 Total investments    $3,566,108 $3,566,108    $5,082,654 $5,082,654

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)



D.   Investment Programs (Continued)

     Equity Fund
     The Equity Fund's investments at December 31, 1994 and 1993 are summarized as follows:


                       - 1994 -------------    - 1993--------------
                        Cost       Fair         Cost       Fair
                                   Value                    Value
     Short-term          $161,674   $161,674      $ 4,845     $4,845
     investments
     Mutual funds       4,327,950  4,386,798    5,092,939  5,575,539
      Total Investments$4,489,624 $4,548,472   $5,097,784 $5,580,384



     Significant Investments

     The following table presents investments that represent 5 percent or more of the Plan's total net assets as of December 31, 1994.

                                        1994

Balanced Fund Investments               $43,924,441
AIM Ltd. Maturity Treas. Shares          8,527,001
Investment Co. America                   4,386,798

     Participation and Non-Participation Directed Investment Programs

     In September of 1994, the American Institute of Certified Public Accountants issued Practice Bulletin 12, which is an interpretation of paragraph 3.23k of the Audit and Accounting Guide - "Audits of Employee Benefit Plans" ("the Guide"). The Bulletin is effective for plan years beginning after December 15, 1993 . If an investment fund option contains both participant-directed and nonparticipant-directed investments, the participant-directed and nonparticipant-directed portions should be disclosed separately. All fund options are participant-directed except for the Balanced Fund. The following is a schedule of the Balanced Fund's statements of net assets available for plan benefits and statement of changes in net assets.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


D.   Investment Programs (Continued)



               December 31, 1994 -----   December 31, 1993  -----
              Participant Nonparticp.           Participant Nonparticip.
Balanced Fund  Directed    Directed    Total     Directed    Directed  Total


Assets
Other     $4,231,614 $39,692,827 $43,924,441 $9,191,790 $69,873,380 $79,065,170
Investments

Contribution
Receivable:

Participation
Plan               -   3,474,703   3,474,703          -  6,799,572    6,799,572
Savings Plan:
 Employee    102,354           -     102,354    171,530          -      171,530
contribution
 Employer     33,344           -      33,344     50,580          -       50,580
contribution
Dividends and 19,564     183,516     203,080     12,529    117,580      130,109
Interest
Loan          42,504           -      42,504     51,371       -          51,371
repayment
receiv.
 Total
 Assets   $4,429,380 $43,351,046 $47,780,426 $9,477,800 $76,790,532 $86,268,332


Liabilities &
Net Assets
Available for Plan
Benefits
Accounts
payable &
 accrued       $4,442  $ 41,687  $   46,129     $5,221     $ 39,671 $    44,892
expenses

Net assets
available for4,424,938 43,309,359 47,734,297 9,472,579   76,750,861  86,223,440
 plan
benefits


Total
liabilities$4,429,380 $43,351,046 $47,780,426 $9,477,800 $76,790,532 $86,268,332
 & net
 assets
available for
 plan
benefits


                              December 31, 1994 ------------------
                              Participant Nonparticipant
Balanced Fund                  Directed    Directed    Total


Investment Income              $33,785    $317,049    $350,834

Company contributions:
 Participation plan                  -   3,474,703     3,474,703
 Savings plan                  447,651           -       447,651
Employee savings plan
 contributions               1,675,855           -     1,675,855

Waters transfers            (6,343,891) (26,853,818) (33,197,709)

Terminations and withdrawals  (831,523) (10,379,436) (11,210,959)


Loans to participants, net      36,720           -        36,720
Participant        interfund   (66,238)          -       (66,238)
transfers

Net decrease                (5,047,641) (33,441,502) (38,489,143)


Net   assets  available  for 9,472,579  76,750,861    86,223,440
plan benefits at Jan. 1

Net   assets  available  for$4,424,938 $43,309,359   $47,734,297
Plan benefits at Dec. 31

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)



E.   Retirement Plan Investments

     The assets of the Plan and the assets of the Retirement Plan are commingled and jointly invested in the Balanced Fund. The Retirement Plan's share of the investments of the Balanced Fund consists of contributions, net of benefits paid, and a pro rata share of income earned thereon.


F.   Investment Income

     Income earned on commingled investments of the Balanced Fund (Note E) for the year ended December 31, 1994.


     Interest and dividends        $2,840,618

     Realized gain (loss) on sales
     of investments                      (552)

     Unrealized appreciation
     (depreciation) of investments (2,376,958)


     Expenses                         (80,261)

     Total net investment income    $ 382,847

     Portion attributable to the    $ 350,834
     Plan


Realized and unrealized gains and losses on investments of the Plan's funds are summarized below. The Guaranteed Income Fund had no realized gains or losses on investments in 1994.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)



F.   Investment Income (Continued)

REALIZED AND UNREALIZED APPRECIATION / (DEPRECIATION) OF INVESTMENTS


               -------- 1994 ---------------------------------------

                 Short-              Millipore
                  Term      Equity    Common    Balanced
                 Income      Fund      Stock      Fund      Total
                  Fund                 Fund
Net realized   $(113,100)  $338,098   $531,302     $ (552)   $755,748
gain / loss
Net unrealized
 appreciation
/(deprecation)
of investments  (335,570)  (423,752)  (37,857) (2,376,958) (3,174,237)

Net
appreciation / $(448,770)  $(85,654) $493,445 $(2,377,510) (2,418,489)
(depreciation)
of
investments

Income  earned  by  each fund, including realized and  unrealized  gains  and losses on
investments, is allocated to participants' accounts based on their pro rata share of contributions and income earned thereon. At December 31, 1994, there were 392 employees participating in Millipore Common Stock Fund, 751 in the Short-Term Income Fund, 1,798 in the Balanced Fund, 387 in the Guarantee Income Fund, and 496 in the Equity Fund, There were 427 participants with loans outstanding from the Loan Fund at December 31, 1994. Employees are permitted to invest in more than one fund.

G.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                 1994          1993
 Net assets available for plan benefits
     per the financial statements              $70,704,840 $125,905,353
 Amounts allocated to withdrawing participants   2,323,852    3,267,379
  Net  Assets available for benefits
   per the Form 5500                           $68,380,988 $122,637,974

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


G.   Reconciliation of Financial Statements to Form 5500 (Continued)

 The following is a reconciliation of terminations and withdrawals per the statement of changes in net assets available for plan benefits to the  Form
5500 for                   the year ended December 31, 1994:
                                                   1994
 Terminations and withdrawals per the
          statement of changes in net assets
          available for plan benefits              $16,266,451
 Add:  Amounts allocated to withdrawing
          participants at December 31, 1994          2,323,852
 Less:  Amounts allocated to withdrawing
          participants at December 31, 1993         (3,267,379)
 Benefits paid to participants per the Form 5500 $  15,322,924

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

H.   General Termination Condition
While the Company has not expressed any intent to discontinue its contribution under the participation feature of the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions under the participation feature of the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated Company or vote by the Company's Board of Directors to discontinue the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of his account.

I.   Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 28, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Amounts contributed to the Plan by a participant or by the Company on behalf of a participant up to the amount deferrable under the Code are generally not included in the participant's gross income in the year of the contribution. Participants are not subject to federal income tax on income credited to their account nor can they deduct losses charged to their account until distributions are made to them. A participant or beneficiary may, in certain circumstances, defer payment of federal income taxes on all or a portion of distributions from the Plan by transferring all or a portion of the distribution to an individual retirement account or other qualified plan.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

       Schedule of Assets Held for Investment as of December 31, 1994


                                                     Fair
Security Description        Units        Cost       Value

MILLIPORE  COMMON  STOCK
FUND
Money Market:
Provident        Instit.      21,381    $ 21,381    $ 21,381
FDS/Tempfund
Total Money Market                        21,381      21,381
Common Stock:
Millipore Corp.               49,886   1,802,564   2,413,235
Total Common Stock                     1,802,564   2,413,235
TOTAL FUND INVESTMENTS                $1,823,945  $2,434,616

SHORT-TERM INCOME FUND
Provident        Instit.   1,009,290  $1,009,290  $1,009,290
FDS/Tempfund
AIM Ltd. Maturity Treas.  871,882      8,768,867   8,527,001
Shares
TOTAL FUND INVESTMENTS                $9,778,157  $9,536,291

BALANCED FUND
Money Market:
Provident        Instit.  9,375,048   $9,375,048  $9,375,048
FDS/Tempfund
Vanguard MM Reserve
US Treas Port               743,999      743,999     743,999
Aim  S-T Investment  Co.    534,352      534,352     534,352
Prime
AIM Ltd. Maturity Treas.  1,758,315   17,829,266  17,196,316
Shares
U.S.   Treas  Bill   DTD  6,000,000    5,771,685   5,771,685
3/9/95
U.S.   Treas  Bill   DTD    500,000      486,982     486,982
3/23/95
U.S.   Treas  Bill   DTD  1,000,000      948,705     948,705
9/21/95
U.S.   Treas  Bill   DTD 10,000,000    9,436,314   9,436,314
10/19/95
Total Money Market                    45,126,351  44,493,401

Mutual Funds:
AMCAP Fund                   49,778      568,623     582,903
Investment Co. Amer.         33,066      495,780     584,280
Putnam  FD For Growth  &     46,942      561,823     597,107
Income
Twentieth Century Inv. -     31,425      547,236     588,911
Growth
Twentieth Century Inv. -     17,188      632,268     568,934
Select
Washington  Mutual  Inv.     23,136      317,844     389,614
FD INC.
Vanguard/Windsor    Fund     70,534      932,625     888,021
Inc.
Vanguard   Index   TR500     11,210      448,470     481,694
Portfolio
American Mutual FD Inc.      19,533      370,058     392,813
AIM Weingarten Fund          39,232      461,122     596,712
Total Mutual Funds                     5,335,849   5,670,989

TOTAL FUND INVESTMENTS               $50,462,200 $50,164,390


LESS:  Retirement Plan                (6,276,993) (6,239,949)

TOTAL PLAN INVESTMENTS               $44,185,207 $43,924,441

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

 Schedule of Assets Held for Investment as of December 31, 1994 (continued)


                                                       Fair
Security Description      Units          Cost         Value

GUARANTEED     INCOME
FUND
Money Market:
Provident     Instit.     85,450     $  85,450     $  85,450
FDS/Tempfund
Total Money Market                      85,450        85,450
Insurance Contract:
Fidelity  &  Guaranty  3,480,658     3,480,658     3,480,658
Life Ins. Co.
Total       Insurance                3,480,658     3,480,658
Contract
TOTAL            FUND               $3,566,108    $3,566,108
INVESTMENTS

EQUITY FUND
Money Market:
Provident     Instit.    161,674     $ 161,674     $ 161,674
FDS/Tempfund
Total Money Market                     161,674       161,674

Mutual Fund:
Investment Co. Amer.     248,262     4,327,950     4,386,798
Total Mutual Fund                    4,327,950     4,386,798

TOTAL            FUND               $4,489,624    $4,548,472
INVESTMENTS

TOTAL INVESTMENTS                  $63,843,041   $64,009,928

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

  Schedule of Reportable Transactions for the year ended December 31, 1994


The following securities were traded during the year ended December 31, 1994 in amounts that were in excess of 5% of the combined Participation and Retirement Plan total assets at January 1, 1994.


                                         Sales
Description of Security   Purchase     Proceeds        Gain /
                            Cost                       (Loss)
Provident Institutional  $140,177,148   $140,177,148   $   -

U.S. Treasury Bills        29,906,542     29,906,542       -
AIM    Ltd.    Maturity    29,587,898     29,000,000   587,898
Treas. Shares

                     CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Millipore Corporation on Form S-8 (File No. 2-85698) of our report dated June 16, 1995 on our audit of the financial statements of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1994 and 1993, and for the year ended December 31, 1994 which report is included in this Annual Report on Form 11-K.




                                        Coopers & Lybrand L.L.P.


Boston, Massachusetts
June 28, 1995